UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 20 through March 28, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                        KPN supplies Rabobank with network of the future, dated March 20, 2006;

•                                        KPN highlights transformation with new brand positioning, dated March 20, 2006;

•                                        T-Mobile and KPN HotSpots work together, dated March 28, 2006;

•                                        Progress on share repurchase programme KPN, dated March 28, 2006.

2

Press release

Date
20 March 2006
Number
KPN supplies Rabobank with network of the future	020pe

The Netherlands’ leading financial service provider Rabobank is going to link its 1200 offices in the Netherlands using KPN’s Ethernet VPN. This will make Rabobank one of the first to connect all its locations nationwide to a next-generation optical Ethernet network, giving Rabobank first-hand access to a whole gamut of applications requiring a lot of bandwidth. It will use the private network for all voice, data and Internet traffic to and from its branches. The long-term contract is worth approximately €100 million. This is the first time that KPN has rolled out its Ethernet VPN on such a large scale.

KPN’s Ethernet VPN will connect all Rabobank branches in the Netherlands using Ethernet technology. It will provide them in effect with one huge high-speed Local Area Network (LAN), offering vast bandwidth capacity, thus enabling very fast connections. What’s more, the new Ethernet VPN solution is based on KPN’s new All-IP network. In other words, a secure network based on IP Protocol integrating all forms of communication such as voice, data, video and internet. It will enable Rabobank to leverage its current applications, such as its Customer Relationship Management systems, introduce new voice and video applications and integrate these as required. Rabobank expects these developments to enhance its service to customers in the coming years as well as facilitate its internal organization.

KPN developed the new network and implemented it in close cooperation with Rabobank. Together, they developed a differentiated quality model, customized to Rabobank’s specific applications demands. This model enables different applications to be put into different quality categories so that they don’t affect one another. This creates extra robustness for critical applications and services.

About the Rabobank Group
The Rabobank Group is the largest financial services provider in the Dutch market. Owing to its co-operative foundation, the Rabobank Group’s primary drive is to act in its clients’ interest. Its core objective is to create and increase customer value. The Rabobank Group is the world’s most creditworthy privately owned financial institution. It has over 9 million private and business customers and is market leader in the Netherlands in virtually every area of financial services. The Rabobank Group consists of some 250 independent local Rabobanks in the Netherlands, all of them co-operatives with a combined total of 1.5 million members. The Rabobank Group also encompasses internationally well known specialized entities such as Rabobank International (corporate banking, investment banking and international retail banking), De Lage Landen (leasing and vendor finance), and Robeco (asset management). Its international network encompasses 244 offices in 37 countries.

About KPN

KPN offers telecommunication services to both consumers and businesses. The core activities are telephony, Internet and television services in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively growing market share in the new IP and DSL markets. Through E-Plus and BASE, KPN occupies a strong position in the mobile markets in Germany and Belgium respectively.

As of December 31, 2005, KPN’s 29,286 employees served 6.9 million fixed-line subscribers and 2.2 million Internet customers in the Netherlands as well as approximately 21 million mobile customers in Germany, the Netherlands and Belgium. KPN was privatized in 1989. KPN’s shares are listed on the stock exchanges in Amsterdam, New York, London and Frankfurt.

2

Press release

Date
20 March 2006
KPN highlights transformation with new brand positioning
Number
021pe

KPN launched its new brand positioning at a meeting in Amsterdam’s Olympic Stadium today under one key theme: ‘KPN sluit je aan'(1). KPN’s goal is to change into a company making new developments in communications accessible to everyone in the Netherlands. With the announcement of its strategy and ambitions, KPN is also rolling out a new house style and an accompanying advertising campaign. KPN wishes to chart new waters, taking its loyal customers with it.

KPN’s CEO Ad Scheepbouwer: “The world as we know it is rapidly changing. KPN was one of the first in our sector to steer a new course last year and now we are leader in converging internet, television and telephony. InternetPlusBellen, video telephony, digital TV via the ether and the internet, mobile TV and narrowcasting are all evidence of this. KPN is undergoing a transformation. We are witnessing the transformation from a traditional telecom company to a multimedia company whereby the emphasis is on marketing and distribution. Plus, we harbour the ambition of offering innovations that can be effortlessly absorbed into the daily routines of our customers. Today highlights the string of changes we have undergone, but also heralds a new phase. We wish to underline this change with new brand positioning and a new face.”

The Dutch are open to innovation

Research carried out by Motivaction on a group of 1,000 Dutch people in February 2006, commissioned by KPN, revealed that Dutch people are very interested in new developments in telephony, internet and television. The general belief that everyone is hooked up to new technology, however, turned out not yet to be the case. One third of the people interviewed admitted they had difficulties in making choices and were overwhelmed by all the products on offer. A vast majority (83%) felt that they were a long way from taking full advantage of the potential of new developments. The key to embracing innovation is being able to demonstrate its immediate usefulness.

The public will see KPN’s new face from today onwards in advertisements, TV commercials, KPN cars, Primafoon outlets, on KPN buildings, the internet site and web ads.

Press release

Date
March 28, 2006
Number
022pe
T-Mobile and KPN HotSpots work together

As from today KPN and T-Mobile subscribers, irrespective of their provider, can use both KPN and T-Mobile HotSpots in the Netherlands. This is the first time that the two largest HotSpot providers in the Netherlands are offering their HotSpots to each other’s clients. Consumers and business clients alike can now enjoy the freedom and ease of wireless internet access when traveling, with more than 1300 HotSpots.

This new joint service will remove one of the most important barriers to using wireless while traveling. It won’t matter to subscribers whether they are using a KPN HotSpot or one of T-Mobile’s. And so both parties can concentrate better on providing a well-integrated mobile internet service for their clients and this unique cooperation offers opportunities for the further development of the mobile internet market in the Netherlands.

Peter Haug, Marketing Director Business Marketing at T-Mobile Netherlands and Ardjan Konijnenberg, Director of KPN HotSpots are of the opinion that this agreement will make using HotSpots in the Netherlands much more attractive. This ‘roaming’ agreement means that clients have more than twice as many HotSpots where they can access the internet.

Mobile internet users with a laptop or PDA can surf the internet, read their e-mail and log into their company’s network via HotSpots belonging to KPN or T-Mobile. The broadband speed (up to 11 Mb/sec) of Wi-Fi means that large files can be downloaded or sent quickly. ‘Wi-Fi’ stands for ‘Wireless Fidelity’ and is the standard for wireless internet. This cooperation means that subscribers can have fast wireless access to the internet from Dutch railway stations, McDonald’s restaurants, hotels, gas stations, holiday parks and other bars and restaurants.

Whether a subscriber logs into a KPN or T-Mobile HotSpot, entering their username and password is the same as with their own provider, and charges for using HotSpots are included on their regular invoice. You can also pay with a scratch card that you can purchase at various HotSpot locations. The scratch cards can only be used with the HotSpots belonging to the card provider.

For further information about T-Mobile HotSpots please visit www.t-mobile.nl/hotspot

For further information about KPN HotSpots please visit www.kpn.com/hotspots

About KPN

KPN offers telecommunication services to consumers and businesses. The core activities are telephony, Internet and television services in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is market leader in the major segments of the Dutch telecom market and is actively increasing its market share in the new IP and DSL markets. Through E-Plus and BASE, KPN holds a strong position in the mobile markets in Germany and Belgium respectively. As of December 31, 2005, KPN’s 29,286 employees (26,598 FTEs) served 6.9 million fixed-line subscribers and 2.2 million Internet customers in the Netherlands as well as 20.8 million mobile customers in Germany, the Netherlands and Belgium. KPN was privatized in 1989. KPN’s shares are listed on the stock exchanges in Amsterdam, New York, London and Frankfurt.

KPN HotSpots b.v.

KPN HotSpots is a KPN subsidiary that focuses on the operation of wireless internet with HotSpots in the Netherlands. KPN HotSpots has collaboration agreements with various location partners, including the Dutch railways. At the beginning of 2006 it took over Attingo b.v., the telephone and internet service provider for visitors to Schiphol. KPN HotSpots contributes to fulfilling KPN’s ambition to offer clients the best connection via Wi-Fi HotSpots, UMTS or GPRS always and everywhere.

About T-Mobile

T-Mobile, the worldwide mobile network provider, has 2.3 million active clients in the Netherlands and is number 3 in the Dutch market with a turnover of EUR 1.064 billion in 2005. T-Mobile offers products and services for consumers as well as business users. In the Netherlands T-Mobile has a very modern mobile network for speech and data services and a rapidly expanding number of HotSpots, providing access to a very fast mobile internet connection for its users.

T-Mobile Netherlands is part of T-Mobile International, one of the leading mobile communication companies in the world. As one of Deutsche Telekom’s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States. At the close of 2005, the Deutsche Telekom subsidiaries provided mobile services to almost 87 million clients. T-Mobile is the only mobile communications provider in the world with a seamless transatlantic service.

2

Press release

Progress on share repurchase programme KPN	Date
28 March 2006

Number
023

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of March 20 through March 24, 2006 2,155,702 of KPN shares were repurchased at an average price of EUR 9.25. Therewith approximately 2% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

During the repurchase programme a press release regarding weekly transactions will be published on each Friday after closing of the Amsterdam Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 29, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel